SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2016
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 001-33390

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Federal 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Retirement Plan Committee
Third Federal 401(k) Savings Plan
Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of the Third Federal
401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.
Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our
opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.

Cleveland, Ohio
June 15, 2017

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Third Federal
401(k) Savings Plan

	December 31,
	2016	2015
ASSETS
Investments, at fair value	$116,831,621	$107,928,125

Receivables:
Employer contributions	1,462,610	1,451,865
Notes receivable from participants	2,568,911	2,642,319
Total Receivables	4,031,521	4,094,184

Total Assets	120,863,142	112,022,309

LIABILITIES	—	—

Net Assets Available for Benefits	$120,863,142	$112,022,309

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Third Federal
401 (k) Savings Plan

	Year Ended December 31,
	2016	2015
Additions to Net Assets Attributed to:
Contributions:
Employer	$3,350,881	$3,375,839
Employee	3,681,576	3,675,859
Rollover	235,610	451,690

Total Contributions	7,268,067	7,503,388

Investment Income
Interest and dividend income	1,322,542	1,145,441
Net unrealized/realized appreciation	5,774,007	5,194,995

Total Investment Income	7,096,549	6,340,436

Deductions from Net Assets Attributed to:
Benefits paid to participants	7,988,708	5,143,663
Administrative expenses	32,759	30,484

Total Deductions	8,021,467	5,174,147

Net Increase	6,343,149	8,669,677

Transfer from Third Federal Savings Associate Stock Ownership Plan	2,497,684	1,816,145

Net Assets Available for Benefits:
Beginning of Year	112,022,309	101,536,487

End of Year	$120,863,142	$112,022,309

NOTES TO FINANCIAL STATEMENTS

Third Federal
401(k) Savings Plan

1	Description of Plan

The following description of the Third Federal 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a complete description of the Plan's provisions.

General:

The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A portion of the administrative costs related to the Plan are absorbed by the Company.

The Plan was restated effective January 1, 2013 and amended effective July 22, 2014 to make adjustments in the Plan document as required by the IRS.

Eligibility:

Employees of Third Federal Savings and Loan Association of Cleveland (Third Federal) with at least one year of eligible service are entitled to participate in the Plan following the completion of the eligibility requirements. A participant is credited with one year of eligible service for each "computation period" in which he completes at least 1,000 hours of service. An employee shall be deemed to meet this requirement on the date he first completes 1,000 hours of service in his most recent 12 consecutive months of employment. A participant must also be at least 18 years of age to become eligible for matching contributions (Tier I) and discretionary profit sharing contributions (Tier II) and at least 18 years of age for discretionary contributions (Tier III).

Contributions:

Employee Contributions: The Plan allows participants to contribute up to 75% of their eligible compensation to the Plan, up to the IRS maximum. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified plans.

Employer Matching Contributions: Third Federal makes a matching contribution (Tier I) equal to 100% of 401(k) deferrals up to the first 4% of compensation deferred.

Employer Discretionary Contributions: Third Federal may make a discretionary profit sharing contribution (Tier II) or a discretionary contribution (Tier III) to eligible participants. There were no Tier II profit sharing contributions made in 2016 or 2015. For 2016 and 2015, Tier III contributions of 2.5% of eligible wages were made.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

1	Description of Plan, Continued

	Participants' Accounts:

Each participant's account is credited with the participant's contribution, an allocation of Third Federal's contributions, if eligible, and Plan earnings net of administrative expenses. Allocations are based on participant contributions, participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

	Vesting:

Participants are 100% vested in their own contributions and income thereon, at all times. Amounts contributed to a participant's Tier I and Tier II will be immediately 100% vested. Vesting of Tier III contributions is based on years of service in accordance with the table below:

		Years of
		Service	%
		Less than 2	—%
		2	25%
		3	50%
		4	75%
		5 or more	100%

	Retirement, Death and Disability:

	A participant is entitled to 100% of his or her account balance upon normal retirement, death or disability.

	Forfeitures:

At December 31, 2016 and 2015, forfeited non-vested accounts totaled $2,455 and $1,064, respectively. Forfeitures used to reduce contributions were $40,520 in 2016 and $17,871 in 2015. The Plan also allows forfeitures to be used to pay administrative expenses. For the plan years ended December 31, 2016 and 2015, the Plan used $1,016 and $0, respectively, of forfeitures to pay administrative expenses.

	Payment of Benefits:

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount or transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan.

1	Description of Plan, Continued

Plan Termination:

Although it has not expressed any intent to do so, Third Federal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options:

Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of the investment options offered by the Plan. Participants are allowed to change their investment options once per day.

Investments in TFS Financial Corporation stock, the employer stock of Third Federal Savings, are based upon each employee's investment allocation. Purchases of stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

Notes Receivables from Participants:

Participants may borrow from their Tier I fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless the loan is for the purchase of a primary residence. The loan must bear interest at a reasonable prevailing rate. Participant loans are categorized as notes receivable from participants. These loans are valued at unpaid principal balance plus any accrued but unpaid interest.

The Plan considers a loan in default when the participant fails to comply with the loan note and security agreement for a period of 90 days. In the event of default, the Plan Administrator may declare the loan payable due in full immediately. At that time, there shall be a "deemed distribution" from the participant's account in the amount of the outstanding loan balance. Participant loans continue to accrue interest until the loan is settled by repayment or distribution from participant's account, including "deemed distribution". There were no participant loans in non-accrual status at December 31, 2016 or 2015.

Transfer from Associate Stock Ownership Plan (ASOP):

Participants in the ASOP who are at least age 55 with at least five years of vested service may elect to transfer all or any portion of their accounts in the ASOP to the Plan under the diversification provision of the ASOP. During 2016 and 2015, participants elected to transfer $2,497,684 and $1,816,145, respectively, from their accounts in the ASOP to their accounts in the Plan.

2	Summary of Significant Accounting Policies

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Accounting Method:

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

2	Summary of Significant Accounting Policies, Continued

Valuation of Investments and Income Recognition:

The Plan's investments are stated at fair value. Quoted market prices are used to value investments in registered investment companies and TFS Financial Corporation stock. Units of pooled separate accounts are valued by the asset custodian at the daily net asset value, which represents the cumulative market values of the pooled separate accounts' underlying investments. The Third Federal CD Portfolio consists of Certificates of Deposit valued at the original cost plus accrued interest and money market accounts valued at their carrying amount, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures, and actual results could differ from these estimates.

Risks and Uncertainties:

The Plan provides for various investment options including any combination of mutual funds, pooled separate accounts, and other investment securities. The investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and participants individual account balances.

Payment of Benefits:

Benefits are recorded when paid.

3	Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,774,007 in 2016 and $5,194,995 in 2015.

In 2016 and 2015, the Plan's investments earned interest and dividend income of $1,322,542 and $1,145,441, respectively. Of these amounts, $63,311 (2016) and $58,153 (2015) was interest earned on the Third Federal CD portfolio. Dividends earned on TFS Financial Corporation common stock in 2016 and 2015 were $560,812 and $436,025, respectively.

Fair Value Measurements:

Under generally accepted accounting standards, a framework has been established for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under the framework are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2
Inputs to the valuation methodology include:
* Quoted prices for similar assets or liabilities in active markets;
* Quoted prices for identical or similar assets or liabilities in inactive markets;
* Inputs other that quoted prices that are observable for the asset or liability;
* Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Inputs that are unobservable inputs for the asset or liability.

Mutual funds and common stock trade within industry standard settlement periods with no redemption restrictions. As of December 31, 2016 and 2015, there are no unfunded commitments related to the Plan's investments.

The investment strategies for the Plan's investments are varied and include long term growth of capital and income, market capitalization, high level of current income consistent with preservation of principal and maintenance of liquidity. They may invest in a broad range of domestic and foreign equities, real estate investments and fixed income funds with the objective of matching or exceeding the total return of certain market indices.

3	Investments, Continued

Fair Value Measurements, Continued:

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock and Registered Investment Companies: Valued using the market approach at the closing price reported on the active market on which the individual securities were traded.
Pooled Separate Accounts: Valued at the net asset value ("NAV") of shares held by the Plan at the year-end.
CD Portfolio: Valued at the original cost plus accrued interest.

There were no changes to the valuation techniques used in fair value measurements at December 31, 2016 or 2015.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$40,768,215	$—	$—	$40,768,215
Common Stocks	21,026,032	—	—	21,026,032
CD Portfolio	—	19,096,475	—	19,096,475
Total Assets in the Fair Value Hierarchy	$61,794,247	$19,096,475	—	$80,890,722
Investments Measured at Net Asset Value				35,940,899
Total Investments at Fair Value	$61,794,247	$19,096,475	$—	$116,831,621

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$38,003,904	$—	$—	$38,003,904
Common Stocks	23,935,705	—	—	23,935,705
CD Portfolio	—	14,934,631	—	14,934,631
Total Assets in the Fair Value Hierarchy	$61,939,609	$14,934,631	$—	$76,874,240
Investments Measured at Net Asset Value				31,053,885
Total Investments at Fair Value	$61,939,609	$14,934,631	$—	$107,928,125

There were no significant transfers in or out of Levels 1, 2, or 3 during the year ended December 31, 2016 or 2015. In the event that transfers between levels occur, the transfers are deemed to have occurred as of the end of the reporting period in which the transfer occurs.

3	Investments, Continued

	Fair Value Measurements, Continued:

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Investments Measured Using the Net Asset Value per Share Practical Expedient as of December 31, 2016
				Redemption
				Frequency
		Fair Value	Unfunded	(if currently	Redemption
		(in thousands)	Commitments	eligible)	Notice Period

	Pooled Separate Accounts	$35,940,899	$—	Daily	30 days

	Total	$35,940,899	$—

Investments Measured Using the Net Asset Value per Share Practical Expedient as of December 31, 2015
			Redemption
			Frequency
	Fair Value	Unfunded	(if currently	Redemption
	(in thousands)	Commitments	eligible)	Notice Period

Pooled Separate Accounts	$31,053,885	$—	Daily	30 days

Total	$31,053,885	$—

If the Plan were to initiate a full redemption of the pooled separate account, the investment adviser reserves the right to temporarily delay disbursements from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

4	Concentration of Investments

Included in investments are shares of TFS Financial Corporation common stock amounting to $21,026,032 (2016) and $23,935,705 (2015). This represents 18% and 22% of total investments as of that date for the years 2016 and 2015, respectively. A significant decline in the market value of TFS Financial Corporation's stock would significantly affect the net assets available for benefits.

5	Tax Status

The Internal Revenue Service has determined and informed Third Federal, by letter dated October 21, 2014, that the restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Recent plan amendments were not included in the 2014 favorable determination. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that, the Plan continues to qualify under the IRC and the related trust continues to be tax-exempt as of December 31, 2016. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

5	Tax Status, Continued

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

6	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. During 2016 and 2015, the Plan paid professional fees totaling $32,759 and $30,484, respectively, for the administration of the Plan. Certain Plan expenses relate to investments managed by Principal Financial Group, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

Certain Plan investments consist of shares of TFS Financial Corporation. Third Federal is the Plan sponsor, and TFS Financial Corporation is the parent company of the Plan sponsor. Certain Plan investments also consist of balances in Third Federal CD, which is managed by Third Federal. Therefore, these related transactions qualify as party-in-interest transactions.

7	Subsequent Events

Management evaluates events occurring through the date the financial statements are issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

The Board of Directors approved a dividend of $.125 per share to stockholders of TFS Financial Corporation stock on February 23, 2017, payable on March 20, 2017 to shareholders of record as of March 6, 2017.  On May 25, 2017, the Board of Directors approved another dividend of $.125 per share to stockholders of record on June 9, 2017 to be paid on June 23, 2017.

8	Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued new accounting guidance that eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB's fair value measurement guidance. An entity must disclose the amount of investments measured at net asset value per share (or its equivalent) under the practical expedient to allow reconciliation of total investments in the fair value hierarchy to total investments measured at fair value in the statement of changes in net assets. The Plan adopted this guidance in fiscal year 2016 and retrospectively applied it to fiscal year 2015 with no material effect on the Plan's financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Third Federal
401(k) Savings Plan
EIN 34-057493
Plan Number 002
December 31, 2016

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Third Federal S&L	Third Federal S&L Certificate of Deposit Portfolio, due 6/17 - 5/21, 0.15% - 1.788%	N/R	$19,096,475
*	Principal Life Insurance Company	Principal Core Bond Plus Separate Account	N/R	3,430,767
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate Account	N/R	12,796
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	N/R	108,786
*	Principal Life Insurance Company	Principal LifeTime 2015 Separate Account	N/R	935,514
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	N/R	1,793,974
*	Principal Life Insurance Company	Principal LifeTime 2025 Separate Account	N/R	1,736,671
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	N/R	2,266,877
*	Principal Life Insurance Company	Principal LifeTime 2035 Separate Account	N/R	1,139,399
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	N/R	1,180,899
*	Principal Life Insurance Company	Principal LifeTime 2045 Separate Account	N/R	786,477
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	N/R	402,422
*	Principal Life Insurance Company	Principal LifeTime 2055 Separate Account	N/R	257,079
*	Principal Life Insurance Company	Principal LifeTime 2060 Separate Account	N/R	132,990
*	Principal Life Insurance Company	Principal Partners Small-Cap Growth I Separate Account	N/R	2,255,764
*	Principal Life Insurance Company	Principal Small Cap Separate Account	N/R	3,442,826
*	Principal Life Insurance Company	Principal Mid Cap Separate Account	N/R	7,323,763
*	Principal Life Insurance Company	Principal Large Cap Value III Separate Account	N/R	6,445,604
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index Separate Account	N/R	2,288,291
	Putnam Investments	Putnam International Equity A Fund	N/R	2,962,387
	The American Funds	American Balanced R4 Fund	N/R	11,926,282
	The American Funds	Fundamental Investment R4 Fund	N/R	9,739,578
	The American Funds	Growth Fund of America R4 Fund	N/R	11,424,716
	The American Funds	Europacific Growth R5 Fund	N/R	3,653,704
	Goldman Sachs	Goldman Sachs Mid-Cap Value Inst Fund	N/R	175,791
	Goldman Sachs	Goldman Sachs Bond Inst Fund	N/R	885,757
*	TFS Financial Corporation	Common Stock	N/R	21,026,032
				$116,831,621
*	Participant Notes Receivable	Interest rates ranging from 4.25% to 9.00%		2,568,911
				$119,400,532

	N/R	Participant directed investment, cost not required to be reported.
	*	Party-in-Interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned herunto duly authorized.

Third Federal Savings 401(k)
Savings Plan

June 15, 2017	/s/ Cathy Zbanek
Director, Human Resources

June 15, 2017	/s/ Nancy Cox
Manager, Human Resources